                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                         Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

This  form may be filed by an  investment  company  ("fund")  that is  currently registered  with the  Securities  and Exchange  Commission  under the Investment
Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.   To use this form,  the fund must be seeking to deregister  under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

     (a)  The fund has (i)  sold  substantially  all of its  assets  to  another registered  fund or (ii)  merged  into or  consolidated  with  another registered fund ("Merger");

     (b)  The  fund  has  distributed  substantially  all of its  assets  to its shareholders  and has  completed,  or is in the process of, winding up its affairs ("Liquidation");

     (c)  The fund qualifies for an exclusion from the definition of "investment
          company"  under  section   3(c)(1)  or  section  3(c)(7)  of  the  Act
          ("Abandonment of Registration"); or

     (d)  The  fund  has  become  a  business   development  company  ("Business
          Development Company").

2.   If the fund is not  eligible to use this form,  refer to rule 0-2 under the
     Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission.  Applications for deregistration  pursuant to rule 0-2 must be  submitted  electronically  in  accordance  with rule  101(a)(1)(iv)  of
     Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3.   This  form  and  all  exhibits  must  be  submitted  electronically  to the
     Commission in accordance with rule  101(a)(1)(iv) of Regulation S-T [17 CFR
     232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.   Amendments to this form also must be filed  electronically (see Instruction
     3 above), and must include a verification identical to the one that appears at the end of this form.

5.    No fee is required to submit this form or any amendments.

6.   Funds are  reminded  of the  requirement  to timely file a final Form N-SAR with the  Commission.  See rule 30b1-1  under the Act [17 CFR  270.30b1-1];
     Form N-SAR [17 CFR 274.101].

SEC's  Collection  of  Information  An agency may not conduct or sponsor,  and a person is not  required to respond to, a  collection  of  information  unless it displays a currently valid OMB control number.  A fund that wishes to deregister and is in one of the four  categories in  Instruction  1 may use this form.  The principal  purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company  as  defined  by  the  Act or is a  business  development  company.  The
Commission   estimates  that  the  burden  for  completing  this  form  will  be approximately  3 hours per  filing.  Any  member of the public may direct to the
Commission any comments  concerning the accuracy of the burden  estimate of this form,  and  any  suggestions  for  reducing  this  burden.  This  collection  of information  has been  reviewed  by the  Office  of  Management  and  Budget  in accordance with the clearance  requirements of 44 U.S.C.ss.  3507.  Responses to this collection of information will not be kept confidential.

               Potential   persons   who   are  to   respond   to  the
               collection  of  information  contained in this form are
               not  required  to respond  unless  the form  displays a
               currently valid OMB control number.

8

I.    General Identifying Information

1.   Reason fund is applying to  deregister  (check only one; for  descriptions, see Instruction 1 above):

      [X] Merger

      [ ] Liquidation

      [ ] Abandonment of Registration
          (Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ] Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:  Oppenheimer  Select  Managers  Series,  on behalf of the six series identified in item 15 (b)

3.    Securities and Exchange Commission File No.: 811- 10153

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

      [ ] Initial Application [X]   Amendment

5.   Address of Principal  Executive Office (include No. & Street,  City, State,
     Zip Code): 6803 S. Tucson Way, Centennial CO 80112.

6.   Name,  address,  and telephone  number of individual the  Commission  staff should contact with any questions  regarding this form: Randy Legg, 6803 S.
     Tucson Way, Centennial CO 80112; (303) 768-1026.

7.   Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and  31a-2  under  the  Act [17 CFR  270.31a-1,  .31a-2]:  OppenheimerFunds
     Services, 6803 S. Tucson Way, Centennial CO 80112, (303) 768-3200.

     NOTE: Once deregistered,  a fund is still required to maintain and preserve the  records  described  in rules  31a-1  and  31a-2  for the  periods specified in those rules.

8.    Classification of fund (check only one):

      [X] Management company;

      [ ] Unit investment trust; or

      [ ] Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X] Open-end   [ ]Closed-end

10.  State law under which the fund was  organized  or formed  (e.g.,  Delaware,
     Massachusetts): Massachusetts

11.  Provide  the  name  and  address  of each  investment  adviser  of the fund
     (including  sub-advisers)  during the last five  years,  even if the fund's contracts with those advisers have been terminated:  OppenheimerFunds, Inc.
     Two World Financial  Center,  225 Liberty Street,  11th Floor,  New York NY
     10080

12.  Provide  the name and  address of each  principal  underwriter  of the fund during  the last  five  years,  even if the  fund's  contracts  with  those underwriters have been terminated:  OppenheimerFunds Distributor, Inc., Two
     World Financial Center, 225 Liberty Street, 11th Floor, New York, NY 10080

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14.  Is there a UIT  registered  under  the Act that  served  as a  vehicle  for investment in the fund (e.g., an insurance company separate account)?

      [ ] Yes     [X]   No

      If Yes, for each UIT state:
         Name(s):

         File No.: 811- __________

         Business Address:

15.  (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]        Yes      [ ]    No

         If Yes, state the date on which the board vote took place:  April 28, 2003

         If No, explain:

     (b)  Did the fund obtain  approval  from the  shareholders  concerning  the decision  to  engage  in  a  Merger,  Liquidation  or  Abandonment  of
          Registration?

          [X]        Yes      [ ]    No

         If Yes, state the date on which the shareholder vote took place:

          1.   October  10,  2003 with  respect  to the  merger  of  Oppenheimer
               Mercury Advisors S&P 500, a series of Oppenheimer Select Managers
               Series, into Oppenheimer Main Street Funds Inc.

          2.   October  31,  2003 with  respect  to the  merger  of  Oppenheimer
               Mercury  Advisors Focus Growth,  a series of  Oppenheimer  Select
               Managers Series, into Oppenheimer Growth Fund.

          3.   August 29,  2003 with  respect to the  merger of  Oppenheimer  QM
               Active  Balanced  Fund, a series of Oppenheimer  Select  Managers
               Series, into Oppenheimer Multiple Strategies Fund.

          4.   October  16,  2003 with  respect  to the  merger  of  Oppenheimer
               Jennison  Growth Fund, a series of  Oppenheimer  Select  Managers
               Series, into Oppenheimer Growth Fund.

          5.   October  31,  2003 with  respect  to the  merger  of  Oppenheimer
               Salomon Brothers All Cap, a series of Oppenheimer Select Managers
               Series, into Oppenheimer Value Fund.

          6.   August  29,  2003  with  respect  to the  merger  of  Oppenheimer
               Gartmore  Millennium  Growth,  a  series  of  Oppenheimer  Select
               Managers Series, into Oppenheimer MidCap Fund.

         If No, explain:

II.   Distributions to Shareholders

16.  Has the fund  distributed any assets to its shareholders in connection with the Merger or Liquidation?

       [X]        Yes   [ ]    No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

          1.   October 17, 2003 with  respect to the merger of Mercury  Advisors
               S&P 500, a series of Oppenheimer  Select  Managers  Series,  into
               Oppenheimer Main Street Funds Inc.

          2.   November  7,  2003 with  respect  to the  merger  of  Oppenheimer
               Mercury  Advisors Focus Growth,  a series of  Oppenheimer  Select
               Managers Series, into Oppenheimer Growth Fund.

          3.   September  5, 2003 with respect to the merger of  Oppenheimer  QM
               Active  Balanced  Fund, a series of Oppenheimer  Select  Managers
               Series, into Oppenheimer Multiple Strategies Fund.

          4.   October  17,  2003 with  respect  to the  merger  of  Oppenheimer
               Jennison  Growth Fund, a series of  Oppenheimer  Select  Managers
               Series, into Oppenheimer Growth Fund.

          5.   November  7,  2003 with  respect  to the  merger  of  Oppenheimer
               Salomon Brothers All Cap, a series of Oppenheimer Select Managers
               Series, into Oppenheimer Value Fund.

          6.   September  4,  2003 with  respect  to the  merger of  Oppenheimer
               Gartmore
          Millennium Growth, a series of Oppenheimer Select Managers Series, into
          Oppenheimer MidCap Fund.

(b)   Were the distributions made on the basis of net assets?

          [X]        Yes      [ ]    No

(c)   Were the distributions made pro rata based on share ownership?

          [X]        Yes      [ ]    No

(d)  If No to (b)  or  (c)  above,  describe  the  method  of  distributions  to shareholders.  For Mergers,  provide the exchange ratio(s) used and explain how it was calculated:

 (e)  Liquidations only:
      Were any distributions to shareholders made in kind?

       [ ]        Yes   [ ]    No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [ ] Yes     [ ]   No

          If  Yes,  describe  the  method  of  calculating  payments  to  senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X] Yes     [ ]   No

      If No,

     (a)  How many  shareholders  does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19.  Are there  any  shareholders  who have not yet  received  distributions  in complete liquidation of their interests?

      [ ] Yes     [X]   No

     If Yes,  describe  briefly  the  plans  (if any) for  distributing  to,  or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?
      (See question 18 above)

      [ ] Yes     [X]   No

      If Yes,

     (a)  Describe the type and amount of each asset  retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

         [ ]      Yes   [ ]   No

21.   Does the  fund  have  any  outstanding  debts  (other  than  face-amount certificates  if the fund is a face-amount  certificate  company) or any other liabilities?

      [ ] Yes     [X]   No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:

     (b)  How does the  fund  intend  to pay  these  outstanding  debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or Liquidation:

          1.   Merger  involving  Oppenheimer  Mercury  Advisors  S&P  500  into
               Oppenheimer Main Street Funds Inc.

         (i)      Legal expenses: $3,750.00

         (ii)     Accounting expenses: $5,250.00

          (iii) Other  expenses  (list  and  identify  separately):  Shareholder
               Communications; $25,736.07

         (iv)     Total expenses (sum of lines (i)-(iii) above): $34,736.07

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

          2.   Merger involving  Oppenheimer  Mercury Advisors Focus Growth into
               Oppenheimer Growth Fund (i) Legal expenses: $3,750.00

         (ii)     Accounting expenses: $6,000.00

          (iii) Other  expenses  (list  and  identify  separately):  Shareholder
               Communications; $21,536.60

         (iv)     Total expenses (sum of lines (i)-(iii) above): $31,286.60

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

     3.   Merger  involving  Oppenheimer  QM Active  Balanced  into  Oppenheimer
          Multiple Strategies Fund

         (i)      Legal expenses: $3,750.00

         (ii)     Accounting expenses: $6000.00

          (iii) Other  expenses  (list  and  identify  separately):  Shareholder
               Communications; $26,406.55

         (iv)     Total expenses (sum of lines (i)-(iii) above): $36,153.55

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

     4.   Merger involving  Oppenheimer  Jennison Growth into Oppenheimer Growth
          Fund

         (i)      Legal expenses: $3,750.00

         (ii)     Accounting expenses: $6,000.00

          (iii) Other  expenses  (list  and  identify  separately):  Shareholder
               Communications; $24,862.19

         (iv)     Total expenses (sum of lines (i)-(iii) above): $34,612.19

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

     5.   Merger involving Oppenheimer Salomon Brothers All Cap into Oppenheimer
          Value Fund

         (i)      Legal expenses: $3,750.00

         (ii)     Accounting expenses: $6,500.00

          (iii) Other  expenses  (list  and  identify  separately):  Shareholder
               Communications; $28,242.08

         (iv)     Total expenses (sum of lines (i)-(iii) above): $38,492.08

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

     6.   Merger  involving   Oppenheimer   Gartmore   Millennium   Growth  into
          Oppenheimer MidCap Fund.

         (i)      Legal expenses: $3,750.00

         (ii)     Accounting expenses: $6,000.00

          (iii) Other  expenses  (list  and  identify  separately):  Shareholder
               Communications; $25,728.13

         (iv)     Total expenses (sum of lines (i)-(iii) above): $35,478.13

      (b)   How were those expenses allocated? To the Fund

      (c)   Who paid those expenses? The Fund

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [X] Yes     [] No

     If Yes, cite the release numbers of the  Commission's  notice and order or, if no  notice  or order  has been  issued,  the  file  number  and date the application was filed: 811-10153; 4/19/2005

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ] Yes     [X]   No

     If Yes,  describe  the  nature  of any  litigation  or  proceeding  and the position taken by the fund in that litigation:

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ] Yes     [X]   No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:

          1.   Oppenheimer Mercury Advisors S&P 500 merged into Oppenheimer Main
               Street Funds, a series of Oppenheimer Main Street Funds, Inc.

          2.   Oppenheimer Mercury Advisors Focus Growth merged into Oppenheimer
               Growth Fund.

          3.   Oppenheimer  QM Active  Balanced  Fund  merged  into  Oppenheimer
               Balanced Fund (Formerly known as Oppenheimer  Multiple Strategies
               Fund).

          4.   Oppenheimer  Jennison Growth Fund merged into Oppenheimer  Growth
               Fund.

          5.   Oppenheimer  Salomon  Brothers  All Cap merged  into  Oppenheimer
               Value Fund, a series of Oppenheimer Series Fund Inc.

          6.   Oppenheimer  Gartmore  Millennium  Growth merged into Oppenheimer
               MidCap Fund.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

            1.  811-5360
            2.  811-2306
            3.  811-3864
            4.  811-2306
            5.  811-3346
            6.  811-08297

     (c)  If the  merger or  reorganization  agreement  has been  filed with the
          Commission,  state  the file  number(s),  form  type used and date the agreement was filed:

          1.   Merger of Mercury  Advisors S&P 500 into  Oppenheimer Main Street
               Funds Inc.

            File number:      333-106813
            Form Type:        Definitive Filing, Form N-14A
            Date Filed: July 3, 2003

          2.   Merger  of  Oppenheimer   Mercury   Advisors  Focus  Growth  into
               Oppenheimer Growth Fund.

            File number:      333-107165
            Form Type:        Definitive Filing, Form N-14A
            Date Filed: July 18, 2003

          3.   Merger of  Oppenheimer QM Active  Balanced Fund into  Oppenheimer
               Balanced Fund (formerly known as Oppenheimer  Multiple Strategies
               Fund).

            File number:      333-106295
            Form Type:        Definitive Filing, Form N-14A
            Date Filed: June 20, 2003

          4.   Merger of  Oppenheimer  Jennison  Growth  Fund  into  Oppenheimer
               Growth Fund.

            File number:      333-106936
            Form Type:        Definitive Filing, Form N-14A
            Date Filed: August 25, 2003

          5.   Merger of Oppenheimer  Salomon  Brothers All Cap into Oppenheimer
               Value Fund, a series of Oppenheimer Series Fund Inc.

            File number:      333-107862
            Form Type:        Definitive Filing, Form N-14A
            Date Filed: August 11, 2003

          6.   Merger of Oppenheimer Gartmore Millennium Growth into Oppenheimer
               MidCap Fund.

            File number:      333-106296
            Form Type:        Definitive Filing, Form N-14A
            Date Filed: July 18, 2003

     (d)  If the merger or reorganization  agreement has not been filed with the
          Commission,  provide a copy of the  agreement  as an  exhibit  to this form.

                                        VERIFICATION

     The undersigned  states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment  Company Act of 1940 on behalf of Oppenheimer Select Managers Series,  with respect to the Oppenheimer  Mercury
Advisors S&P 500,  Oppenheimer  Mercury  Advisors  Focus Growth,  Oppenheimer QM
Active  Balanced Fund,  Oppenheimer  Jennison Growth Fund,  Oppenheimer  Salomon
Brothers  All Cap, and  Oppenheimer  Gartmore  Millennium  Growth (ii) he is the
Secretary  of  Oppenheimer  Select  Managers  Series,  and (iii) all  actions by
shareholders,   directors,  and  any  other  body  necessary  to  authorize  the undersigned to execute and file this Form N-8F  application have been taken. The undersigned  also states that the facts set forth in this Form N-8F  application are true to the best of his knowledge,  information and belief.

 (Signature)

 /s/  Robert G. Zack
------------------
Robert G. Zack, Secretary August 23, 2005